SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 53)

Ferro Corporation
(Name of Issuer)

Common Stock, $1.00 Par Value Per Share
(Title of Class of Securities)

_______________________315405100_________________________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________February 1, 2021________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,094,181 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,094,181 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,094,181 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.76%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,718,163 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,094,963 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,094,963 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.98%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 844,560 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 844,560 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 844,560 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.03%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 63,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 63,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 63,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.08%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 97,940 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 97,940 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 97,940 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.12%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 10,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 10,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 10,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 315405100
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 53 to Schedule 13D on the Common Stock of Ferro Corporation (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on August 28, 1990.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by GGCP through an 69% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
                (a) The aggregate number of Securities to which this Schedule 13D relates is 8,209,544 shares, representing 9.98% of the 82,290,617 shares outstanding as reported as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 30, 2020. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	3,094,181	3.76%
GAMCO	4,094,963	4.98%
Mario Gabelli	300	0.00%
Teton Advisors	844,560	1.03%
Foundation	10,000	0.01%
MJG Associates	63,500	0.08%
AC	4,100	0.01%
GCIA	97,940	0.12%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 376,800 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2021

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

TETON ADVISORS, INC.
GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Timothy H. Schott Kenneth D. Masiello Kevin Handwerker David Fitzgerald
Executive Chairman

President and Chief Executive Officer

Executive Vice President and Chief Financial Officer

Chief Accounting Officer

Executive Vice President, General Counsel and Secretary

Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Bernard Frize Joseph Fernandez	Vice President Chief Compliance Officer Controller and Financial and Operations Principal

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-FERRO CORP.

GAMCO ASSET MANAGEMENT INC.
2/5/2021	683	14.0865
2/4/2021	-1,500	14.1500
2/4/2021	374	14.1500
2/4/2021	-21	14.1219
2/3/2021	68	14.3340
2/1/2021	166	*DI
2/1/2021	-3,500	*DO
2/1/2021	-29	14.4597
2/1/2021	-14	14.4600
1/29/2021	432	13.9602
1/28/2021	669	14.4774
1/27/2021	-2,500	14.6854
1/26/2021	-2,500	14.9956
1/26/2021	-2,750	*DO
1/25/2021	-5,000	14.9997
1/25/2021	460	14.8893
1/25/2021	378	15.0180
1/22/2021	-5,000	15.0846
1/22/2021	253	*DI
1/22/2021	145	15.1245
1/21/2021	-1,500	*DO
1/21/2021	687	15.1108
1/21/2021	-58	15.3597
1/21/2021	-13	15.3600
1/20/2021	64	15.8770
1/15/2021	237	16.0400
1/14/2021	-2,000	*DO
1/14/2021	2,000	*DI
1/13/2021	-6	15.9383
1/13/2021	1,258	15.9650
1/13/2021	63	15.9771
1/13/2021	63	15.9840
1/11/2021	64	15.6700
1/8/2021	500	*DI
1/7/2021	-1,250	*DO
1/4/2021	-4,000	14.5265
12/31/2020	92	14.7099
12/31/2020	-1,000	*DO
12/30/2020	-115	*DO
12/30/2020	-1,000	*DO
12/29/2020	-72	14.5119
12/27/2020	1,500	*DI
12/24/2020	362	*DI
12/23/2020	-700	*DO
12/21/2020	-300	14.0440
12/21/2020	810	13.7499
12/21/2020	212	13.6000
12/21/2020	26	13.6054
12/21/2020	529	13.6056
12/21/2020	4,946	13.6057
12/21/2020	628	13.6058
12/21/2020	39	13.6059
12/21/2020	30	13.6060
12/21/2020	8	13.6063
12/21/2020	76	13.6100
12/21/2020	15	13.6440
12/21/2020	46	13.6441
12/21/2020	193	13.6442
12/21/2020	1,308	13.6443
12/21/2020	392	13.6444
12/21/2020	20	13.6445
12/21/2020	23	*DI
12/18/2020	1,950	13.9540
12/18/2020	15,000	13.9865
12/17/2020	2,114	13.7195
12/15/2020	-20	13.9160
12/15/2020	-21	13.9162
12/15/2020	-46	13.9163
12/15/2020	-21	13.9295
12/15/2020	-369	13.9297
12/11/2020	-2,000	14.2000
12/11/2020	-1,750	*DO
12/10/2020	2,628	*DI
12/10/2020	-600	14.4400
12/9/2020	-91	15.0697
12/9/2020	112	14.9998
12/9/2020	85	15.1100
12/9/2020	-567	15.0524

ASSOCIATED CAPITAL GROUP, INC.
2/5/2021	500	14.0865
1/29/2021	100	13.9602
1/28/2021	200	14.4774
1/21/2021	1,700	15.1108

GABELLI FUNDS, LLC
GAMCO MERGER ARBITRAGE
2/4/2021	2,500	14.1500
1/29/2021	2,100	13.9602
1/28/2021	2,100	14.4774
1/25/2021	2,040	14.8893
1/21/2021	3,313	15.1108
12/21/2020	2,590	13.7499
12/18/2020	8,750	13.9540
12/9/2020	-1,833	15.0524
12/8/2020	-1,596	14.9061
GABELLI ASSET FUND
1/14/2021	-5,000	16.2500
1/6/2021	-5,000	15.7416
GABELLI DIVIDEND & INCOME TRUST
1/7/2021	-5,000	15.7227
GABELLI EQUITY TRUST
1/27/2021	2,000	14.7583
1/8/2021	1,000	15.5500
1/7/2021	1,000	15.6893
GABELLI SMALL CAP GROWTH FUND
1/22/2021	-23,000	15.0958
1/19/2021	-15,000	15.7914
1/5/2021	-9,000	14.9892
12/9/2020	-8,000	14.9644
GABELLI VALUE PLUS+ TRUST
1/14/2021	-8,000	16.2176

TETON ADVISORS, INC.
2/1/2021	-55,100	14.2803
1/28/2021	-100	14.5000
12/8/2020	5,700	14.8991
12/3/2020	-8,000	14.6800

GGCP, INC.
1/8/2021	-5,000	15.5327

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
GABELLI ASSOCIATES FUND
2/5/2021	4,400	14.0865
2/4/2021	600	14.1500
1/29/2021	800	13.9602
1/28/2021	600	14.4774
1/25/2021	800	14.8893
1/21/2021	1,200	15.1108
12/21/2020	1,300	13.7499
12/18/2020	2,900	13.9540
12/9/2020	-800	15.0524
12/8/2020	-800	14.9061
GABELLI ASSOCIATES FUND II
2/5/2021	1,400	14.0865
2/4/2021	200	14.1500
1/28/2021	300	14.4774
1/25/2021	200	14.8893
1/21/2021	300	15.1108
12/21/2020	500	13.7499
12/18/2020	1,000	13.9540
12/9/2020	-300	15.0524
12/8/2020	-300	14.9061
GABELLI ASSOCIATES LIMITED
2/5/2021	5,717	14.0865
2/4/2021	926	14.1500
1/29/2021	1,168	13.9602
1/28/2021	831	14.4774
1/25/2021	1,000	14.8893
1/21/2021	2,100	15.1108
12/21/2020	1,600	13.7499
12/18/2020	3,800	13.9540
12/9/2020	-1,000	15.0524
12/8/2020	-1,200	14.9061
GABELLI ASSOCIATES LIMITED II E
2/5/2021	2,300	14.0865
2/4/2021	400	14.1500
1/29/2021	400	13.9602
1/28/2021	300	14.4774
1/25/2021	500	14.8893
1/21/2021	700	15.1108
12/21/2020	700	13.7499
12/18/2020	1,600	13.9540
12/9/2020	-500	15.0524
12/8/2020	-500	14.9061

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.